UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

THESEUS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

CONCENTRA MERGER SUB II, INC.
(Name of Filing Persons (Co-Offeror 1))

CONCENTRA BIOSCIENCES, LLC
(Name of Filing Persons (Parent of Offeror))

TANG CAPITAL PARTNERS, LP
(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL MANAGEMENT, LLC
(Name of Filing Persons (Co-Offeror 3))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
88369M101
(CUSIP Number of Class of Securities)

Kevin Tang
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, California 92121
Tel. (858) 281-5372
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Ryan A. Murr
Robert W. Phillips
Gibson, Dunn & Crutcher LLP
One Embarcadero Center Suite 2600
San Francisco, CA 94111

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on January 9, 2024, as amended by Amendment No. 1 filed with the SEC on January 30, 2024 and Amendment No. 2 filed with the SEC on February 7, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Concentra Merger Sub II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”). This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Theseus Pharmaceuticals, Inc., a Delaware corporation (“Theseus”), for (i) $4.05 per Share in cash (the “Cash Amount”), and (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the and Amended and Restated Offer to Purchase, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Amendment as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 22, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Theseus, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“Closing of the Merger

The Offer expired as scheduled, on the Expiration Date, at 6:00 p.m. Eastern Time on February 13, 2024 and was not extended. The Depositary & Paying Agent has advised Parent and Purchaser that, as of the Expiration Date, a total of 37,211,244 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 83.3% of Shares that were issued and outstanding as of the Expiration Date on a fully diluted basis. All conditions to the Offer, including the Minimum Condition, having been satisfied or waived, and Purchaser irrevocably accepted for payment and expects to promptly pay for all Shares validly tendered and not validly withdrawn in the Offer.

On February 14, 2024, Parent and Purchaser completed the acquisition of Theseus pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Theseus in accordance with Section 251(h) of the DGCL, with Theseus continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each issued and outstanding Share not tendered into the Offer (other than any Shares held by any stockholders of Theseus who are entitled to and who properly exercise appraisal rights under Delaware law) was automatically converted into the right to receive the Offer Price.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on February 14, 2024, and Theseus has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and Theseus intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Theseus’ reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12.          EXHIBITS.

Index No.
(a)(1)(A)*	Amended and Restated Offer to Purchase, dated January 30, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press Release of Theseus issued on December 22, 2023 (incorporated by reference to Exhibit 99.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).
(a)(5)(B)*	Press Release of Purchaser issued on January 30, 2024.
(a)(5)(C)**	Press Release of Theseus issued on February 14, 2024 (incorporated by reference to Exhibit (a)(5)(3) to Theseus’ Schedule 14D-9/A filed with the SEC on February 14, 2024).
(d)(1)*
Agreement and Plan of Merger, by and among Concentra Biosciences, LLC, Concentra Merger Sub II, Inc. and Theseus Pharmaceuticals, Inc., dated December 22, 2023 (incorporated by reference to Exhibit 2.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).

(d)(2)*	Confidentiality Agreement dated November 30, 2023 between Theseus, TCP and Parent.
(d)(3)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit C of Exhibit 2.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).
(d)(4)*	Limited Guaranty, dated December 22, 2023.
(d)(5)*	Form of Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).
(d)(6)**	Contingent Value Rights Agreement, dated February 14, 2024, by and among Parent, Purchaser, the Rights Agent and the Representative.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Previously filed
**	Filed herewith

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

CONCENTRA MERGER SUB II, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager